June 22, 2007
Peggy A. Fisher
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Sipex Corporation
Registration Statement on Form S-1
Filed November 15, 2006
File No. 333-138740
Dear Ms. Fisher:
     This letter is submitted on behalf of Sipex Corporation (“Sipex” or the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 (filed April 20, 2007, Registration No. 333-138740) (the “Registration Statement”), as set forth in your letter to Mr. Ralph Schmitt dated June 12, 2007. We are filing via EDGAR under separate cover Amendment No. 4 to the Registration Statement (“Amendment No. 4”) in response to the Staff’s comments. For reference purposes, the text of your letter dated June 12, 2007 has been reproduced herein (in bold), with the Company’s response below each numbered comment.
     In addition to the supplemental and other information provided to the Staff pursuant to this letter, the Company has enclosed herewith as a courtesy to the Staff four (4) hard copies of Amendment No. 4, each of which has been marked to reflect the cumulative revisions made by the Company to the Registration Statement.
Registration Statement Fee Table
1.	We note from your response to prior comment 2 that unless an investor is able to make the representation that, among other things, the investor is an accredited investor or qualified institutional buyer, the warrant will only be exercisable on a cashless basis. Expand the cover page and prospectus summary to disclose this information. Also, please tell us what consideration you have given to how and whether potential secondary market purchasers who may purchase the warrants without having received your prospectus will know of such restrictions prior to the time they attempt to exercise their warrants.

Response:
The Company has revised the cover page and prospectus summary in response to the Staff’s comments.
The Company advises the Staff that potential secondary market purchasers will be aware of the restrictions and qualifications on the warrants, as these conditions are set forth in the body of each warrant and in the exercise notices attached to each warrant.
2.	We see that on May 24, 2007, Exar Corporation filed a joint proxy statement/prospectus on Form S-4 relating to the acquisition of your company. We also note disclosure in the S-4 indicating that you have agreed to use commercially reasonable efforts to cause the conversion of notes and the exercise of the warrants that are included in your pending registration statement prior to the effective time of the merger. We also note disclosure in the S-4 that each note and warrant to purchase your common stock outstanding at the completion of the merger with Exar will be guaranteed or assumed by Exar, as applicable, and will automatically become a note convertible into or a warrant to purchase shares of Exar common stock, for an adjusted number of shares and with an adjusted conversion of exercise price based on the exchange ratio. Please expand your disclosure to include this information.
Response:
The Company has revised the Registration Statement in response to the Staff’s comments.
Principal and Selling Securityholders, page 18
3.	It does not appear that Section 3(a)(9) of the Securities Act will be available for the cashless exercise of the warrants at such time as Exar will be the issuer of the securities underlying the warrants. As such, please include disclosure which indicates that after the consummation of the merger, the warrants will only be exercisable by accredited investors or qualified institutional buyers who are able to make the representations contemplated by Section 2(a) of the warrants. Also, given that only accredited investors or qualified institutional buyers will be able to exercise the warrants after the consummation of the merger, please tell us whether the registration of the resale of the warrants has the potential to create a public market in the warrants and how you have determined that it is appropriate to create a public market for the warrants at this time.
Response:
The Company has revised the Registration Statement in response to the Staff’s comments.

The Company advises the Staff that it has not made the determination to create a public market for the warrants to be registered under the Registration Statement, but is registering the warrants in response to contractual obligations to do so that were entered into in conjunction with the issuance of the warrants and the convertible notes. However, the Company believes that any potential market for the warrants would be populated by accredited investors and qualified institutional buyers such that the restrictions on exercise after the consummation of the merger would not have a dramatic effect on any market for the warrants if the selling securityholders were to attempt to resell the warrants.
Form 10-K for the Fiscal Year Ended December 31, 2006
General
4.	We note that on pages 28 and 61 you refer to using the valuation of an independent appraisal firm when determining fair value of the wafer fabrication assets. Please amend your Form 10-K to remove the reference to the independent valuation expert or amend your Form S-1 to name the independent valuation expert in the Experts section, and include their consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.
Response:
The Company has filed Amendment No. 2 to its Annual Report on Form 10-K to remove the reference to the appraisals and independent valuation experts as its management did not intend to expertise the appraisal firms. Management is responsible for its valuation analysis for the determination of fair value of assets in the impairment analyses.

     The Company appreciates the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (408) 934-7547 or our outside counsel Robert G. Day of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 320-4622 if you have any questions regarding this letter or Amendment No. 4.

Sincerely,

SIPEX CORPORATION

/s/ Clyde R. Wallin

Clyde R. Wallin, Senior V.P. of Finance and Chief Financial Officer

cc:	Robert G. Day, Esq. (via e-mail)
Jim Collar (via e-mail)
Stuart Schneck, Esq. (via e-mail)